Exhibit 4.2

PUT AND CALL OPTION AGREEMENT

BETWEEN

ENDESA, S.A.

AND

BANCO SANTANDER CENTRAL HISPANO, S.A.

In Madrid on June 13, 2001.

BY AND BETWEEN

Mr. Rafael Miranda Robredo, of Spanish nationality, of legal age, with address in Madrid at Calle Príncipe de Vergara 187, holding National Identification Card number 13045173-X.

Mr. José Manuel Arrojo Botija, of Spanish nationality, of legal age, with address in Madrid at calle Marcelino Santa María number 7, holding National Identification Card number 51628104.

ACTING

The former, in the name and on behalf of the company Endesa, S.A., with registered offices in Madrid at Calle Príncipe de Vergara number 187, incorporated for an indefinite term by virtue of a public deed authorized by the Notary Public of Madrid, Mr. Rafael López de Haro y Moya on July 19, 1944 and duly recorded in the Companies Registry of Madrid in volume 736, folio 196, page 434, with Tax Identification Code Number A-28023430 (hereinafter referred to as Endesa).

In his position as Chief Executive Officer of the Company, pursuant to the public deed authorized on May 5, 2000 by the Public Notary of Madrid, Mr. Santiago Rubio Liniers, with number 855 of his records and duly recorded in the Companies Registry of Madrid in Volume 14779, folio 46, page M-6405.

The latter, in the name and on behalf of the company Banco Santander-Central Hispano S.A.  with registered offices in Santander at Paseo de Pereda 9-12 and incorporated by the merger by take-over of the Banco Central Hispanoamericano by the Banco de Santander, pursuant to the public deed of April 13, 1999, authorized by the Public Notary Mr. Antonio Fernandez-Golfín Aparicio, with number 1212 of his records and recorded in the Companies Registry of Cantabria in volume 676, page S-1960, folio 28 (hereinafter referred to as BSCH).

In his position as attorney-in-fact for the company by virtue of the public deed authorized on February 26, 1999 by Mr. José María Prada Diez, Notary Public of Santander, with number 643 of his records. His authority is completed by the agreement adopted by the Delegated Risk Commission on June 7, 2001.

In the positions in which they act, both parties mutually and reciprocally acknowledge that they hold the required legal authority and sufficient powers of attorney to enter into this Agreement and, for such purpose hereby

WITNESSETH

One. - Whereas, on May 31, 2001, ENDESA and BSCH signed a Joint Holding Agreement to compete with another company in the tender to purchase 100% of the stock capital of the Italian company “Elettrogen S.p.A.”, currently owned by the company “Enel S.p.A.”, also of Italian nationality, by incorporating a company for such purpose (hereinafter referred to as the “Consortium”).

Two.- Whereas, by virtue of such Agreement, BSCH has undertaken the commitment to take part in the aforementioned purchase process through the Consortium by means of subscribing to a percentage no higher than 40% of the capital of Elettrogen, directly or indirectly through a newly incorporated Company (hereinafter referred to as Newco), with a maximum payment of the equivalent to one thousand million US dollars (US$1,000,000,000) in Euros, such holding depending on the latter being the successful bidder for “Elettrogen S.p.A.” and obtaining as many legal or administrative authorizations for such purpose as may be required in Spain and Italy, as well as within the scope of the European Union.

Three. - Whereas, within the framework of the aforementioned agreed action plan, ENDESA and BSCH have agreed to grant a put and call option for each and all of the shares that BSCH may become a holder of in “Elettrogen, S.p.A.” through the Consortium, directly or indirectly through Newco (hereinafter referred to as “the Shares”), pursuant to that stated in the previous Recital.

Four. - Whereas, for the purpose of regulating that stated above, both parties have agreed to carry out the formalities for this agreement, stipulating the terms and conditions that must govern the legal relationship between them, which they carry out by virtue of this agreement pursuant to the following:

CLAUSES

ONE. -                                    OBJECT OF THE AGREEMENT

The object of this agreement is the total number of Shares of which BSCH may become owner, on the basis that the purchase commitment for the Shares by BSCH, directly through the Consortium or indirectly by means of its holding in Newco, will be a percentage no higher than 40% of the capital of “Elettrogen, S.p.A”, with a maximum payment of the equivalent to one thousand million American dollars (US$1,000,000,000) in Euros, pursuant to that stated in Recital Two.

The Shareholders shall be directly entitled to the interim or supplementary dividends paid to BSCH by “Elettrogen S.p.A.”, or through Newco, as of the time of the subscription and payment of the shares.

TWO. -                                  PUT AND CALL OPTION RIGHTS

2.1.                                                                          CALL OPTION IN FAVOR OF ENDESA.

2.1.1 – General. By virtue of this document, BSCH assigns an irrevocable call option on the Shares in favor of ENDESA, which duly accepts, by virtue of which ENDESA shall be entitled to purchase the Shares from BSCH, and the latter being bound to sell them, pursuant to the terms and conditions stipulated in this agreement. This call option shall be granted free of charge.

2.1.2. - Scope. The call option may be exercised by all or several of the Shareholders, on one or several occasions, all of the foregoing pursuant to the criteria of ENDESA.

2.1.3. - Term for exercise. ENDESA may exercise the share option, on one or several occasions, pursuant to its own criteria, at any time from the date of subscription and payment of the Shares by BSCH up to the fifth year, counted from such date, by means of written notification sent to BSCH with at least 30 working days prior notice before the date on which ENDESA plans to exercise the option. The notification must state the number of shares, the exact date on which ENDESA wishes to carry out the transfer, which must be carried out within a term of 30 working days at the latest after the date the notification is received. At the end of the fifth year, counted from the date of subscription and payment of the Shares without ENDESA having exercised its call option, it shall be deemed that ENDESA has waived its right to exercise the call option, thereby duly releasing BSCH from all its obligations.

Within the term of five working days counted from the time of reception of the notification from ENDESA, referred to in the previous paragraph, BSCH shall inform ENDESA of the price corresponding to the number of shares that it intends to transfer, by virtue of applying that stipulated in clause 2.1.4 below.

2.1.4. - Price for exercise. The price for exercising the call option that ENDESA should pay BSCH for each purchase of the Shares (hereinafter referred to as the “Price for Exercise”), shall be the result obtained from applying the following formula:

Initial Price x the Sum of  (1+in)n

Where:

Initial Price:  This is the balance obtained from multiplying the subscription price of each of the Shares that BSCH has paid by the number of Shares that BSCH transfers each time, plus the result of capitalizing the interest rate (in) at the end of each quarter.

n: This means each of the annual periods, or fraction thereof, that have elapsed after the date of payment of the Shares by BSCH up to the date on which ENDESA purchases the Shares, for the purpose of exercising the call option.

in: [Euriborn + margin] x D/360

Where: Euriborn: means EURIBOR at three months after the period corresponding to “n” pursuant to that established above.

Margin: 0.55% annual

D: Actual days elapsed during the period “n”

For the purpose of this agreement, the EURIBOR (EURO INTERBANK OFFERED RATE) rate shall be understood to be the sum of two components, the details on which are provided below:

• The interest rate that, pursuant to the regulations established for this purpose by the European Banking Federation, is displayed on the REUTER screen corresponding to the page EURIBOR01 (or the screen that may replace it or is equivalent thereto, in the case that the aforementioned screen is not available), as the rate traded on the stock market at eleven am (11:00 a.m.) on the second working day before the beginning of each period “n” and three month term.

• The taxes, rates, duties, surcharges, whether of the State or not, which are currently levied  or may be levied in the future to obtain funds in the Interbank Market, as well as the brokerage or fees that are paid for obtaining such funds and the duties that are levied on such fees or brokerage.

• The result shall be rounded up, if necessary, to the closest multiple of a thirty-second of a per cent (1/32%).

The interest rate (in) calculated in the agreed manner shall be capitalized at the end of each quarter, counted from the date that the formalities for this agreement are carried out, and shall be added to the Initial Price and shall, in turn, accrue interest and shall be paid as part of the price for exercise on the date on which the formalities for the transfer of the shares are carried out.

The interest rate applicable to the successive interest periods “n”, established according to that stipulated in the sections above, shall be notified by BSCH to ENDESA by letter, fax or any other means permitted by law, on the working day at the start of each of such interest periods.

2.2.                         PUT OPTION IN FAVOR OF BSCH

2.2.1- General. By means of this document, ENDESA assigns an irrevocable put option on the Shares in favor of BSCH, by virtue of which BSCH shall be entitled to sell the Shares to

ENDESA, which shall be bound to purchase them. This put option shall be granted free of charge.

2.2.2. - Extension. The put option may be exercised on all of the Shares that BSCH still holds between the fifth year, counted from the date of subscription and payment of such Shares, until thirty working days after these five years have elapsed.

2.2.3. - Term for exercise. BSCH shall be entitled to sell all the Shares that it still owns to ENDESA, by means of written notification sent to the latter with at least 15 working days prior notice before the date on which the sale is planned to be carried out, from the fifth year counted from the date of subscription and payment of the Shares until thirty working days after the five years have elapsed, both dates inclusive, unless any of the causes for early exercise of the put option arise, as stated in section 2.2.5 below. In the event that BSCH has not exercised the put option once such term has elapsed, ENDESA shall be duly released from any obligations.

The notification must state the exact date on which BSCH wishes to carry out the transfer, which shall be within 15 working days at the latest after the date on which ENDESA receives the notification from BSCH. If ENDESA should be in arrears due to default in payment of any amount derived from the Price for Exercise, it shall be bound to pay BSCH delayed payment interest at the rate resulting from adding half a point (0.5) to the interest rate that would be applicable, pursuant to that agreed above. Such rate shall be applicable on the unpaid amounts, the interest shall be accrued by calendar days and shall be capitalized on a weekly basis until the date of reimbursement of the interest to BSCH, pursuant to that stipulated in article 317 of the Commercial Code.

2.2.4. - Price for exercise or sale price. The price that ENDESA must pay BSCH for exercising the put option shall be the amount obtained from applying that stipulated in section 2.1.4 above (“Price for Exercise”).

2.2.5. - Early exercise of the put option. Notwithstanding that stated in the previous section, BSCH may exercise the put option in advance, at any time, in the event that one of any of the following cases of acceleration arises:

a)                                     In the event that ENDESA breaches any obligation or clause of this agreement, in the case that, at the demand of BSCH, it is not duly remedied.

b)                                    If ENDESA no longer has a shareholding percentage in the capital of Elettrogen S.p.A. or Newco, and which under no circumstances may be lower than 25%, which would imply that it would no longer be in the position of a strategic or reference partner.

Should the previous circumstance arise, BSCH shall be entitled to sell all the Shares that the latter owns to ENDESA and the latter shall irrevocably be bound to purchase and acquire such Shares, at the sales price defined in section 2.2.4 above.

2.3                                                                               COMMON ASPECTS OF THE PUT AND CALL OPTION

2.3.1.-Possibility to purchase the shares by another or other companies

At the time that ENDESA states its intention to exercise the call option, in accordance with that set forth in section 2.1.3., it may notify BSCH of a third institution to which BSCH must transfer the Shares, object of the option. This notification must at all times be made in the same notice stating that the option will be exercised in order to be callable for BSCH. Otherwise, if BSCH exercises the put option, ENDESA may, within 10 working days after receiving such notice, appoint a third institution to which BSCH must transfer the Shares, object of the option. When this term has elapsed, ENDESA’s right to make such appointment shall be deemed as duly terminated.

The appointment of a third institution to acquire the Shares shall not suspend the term granted by BSCH to authorize the Share transfer agreement.

In all cases, ENDESA shall be jointly and severally liable for the fulfillment of all the obligations set forth in this agreement, in particular, those related to payment, regarding the third acquiring party.

2.3.2.- Exercising one option and termination of the other: Fully exercising the put or call option by ENDESA or BSCH, respectively, shall terminate the option of the other party; both parties being bound to fulfill their rights and obligations with respect to the option exercised. If the call option is partially exercised, the termination of the put option shall solely and exclusively be related to the number of Shares acquired by exercising such partial call option.

2.3.3.-Remedy of any encumbrance: The Shares, object of the put or call option, shall be transferred by BSCH, free of all liens and encumbrances, and BSCH shall be responsible for the remedy of any encumbrance on the Shares in accordance with law.

2.3.4.-Extension The options granted in this agreement expressly include any security that could substitute or be related to the Shares in the event of a merger, winding-up, capital increase or decrease that leads to the substitution of the current shares in circulation, redemption, conversion, spin-off or any other similar circumstance.

2.3.5.-Decrease in price If, during the valid term of this agreement, amounts for dividends or interim dividends are allotted, capital reductions are carried out, returning the contributions, or in any other manner, if “Elettrogen, S.p.A.” or Newco effectively remunerates the shareholders, the following steps shall be taken:

a)              On the date of the actual payment by BSCH of the aforementioned amounts, a payment will take place, which will include the amount of the Shares that were subscribed and paid-up at the appropriate time by BSCH, in addition to the interest accrued by that date related to such payment, in accordance with that set forth in section 2.1.4 above.

b)             The amount corresponding to the amounts actually paid by BSCH, i.e. once the withholding, taxes and encumbrances currently applicable on the date of the payment of such amounts to BSCH have been deducted will be deducted from the amount resulting from the calculation mentioned in the previous point.

c)              The final amount, once the deduction referred to in the previous point has been carried out, will continue to accrue the relevant interest, in accordance with that set forth in section 2.1.4 of this agreement.

d)             If reductions in capital are carried out, returning contributions to the shareholders, ENDESA shall be irrevocably bound to pay the accrued interest related to the returned contributions to BSCH, counted from the date of subscription and payment of the Shares until the date they are actually paid to BSCH, and this must take place in accordance with the interest calculation referred to in section 2.1.4 of this agreement. The amount of interest thus accrued in favor of BSCH shall be added to the Exercise Price of the remaining Shares that will still be held by BSCH.

THREE.                                  OBLIGATIONS AND AUTHORIZING PARTIES

3.1. For the term that the options are valid, BSCH will be bound not to create any liens, charges, limitations on disposal or encumbrances of any kind on the Shares, and not to dispose of the Shares without the prior consent of ENDESA.

3.2. Exercising the political and economic rights of the Shares shall be held, in all cases, by BSCH until the Put or Call Option referred to in this agreement has been fully exercised.

3.3. Given that as of today’s date, the subscription and payment of the Shares has not taken place and, as a result, the agreements and obligations undertaken on the Shares under this agreement depend on their final subscription and payment, the parties undertake that on the date such subscription takes place they will sign a document that will be attached as a schedule to this agreement and that will include the date, number, par  value, subscription price and any other circumstances related to the Shares, and any costs related to such document shall be at the expense of ENDESA.

FOUR.                                    PERFORMANCE OF THE PURCHASE

Once the exercise of each put or call option has been notified, the parties undertake to carry out the transfer of the Shares on the date stipulated in the notice, by virtue of which BSCH shall sell the Shares to ENDESA and BSCH shall receive the Price of the sale from ENDESA at the same time.

For such purpose, the parties undertake to carry out whatever steps may be required to perform such purchase.

All costs resulting from authorizing the purchase agreement shall be at the expense of ENDESA.

The formalities for such transaction shall be carried out by a Spanish or Italian Commissioner of Oaths appointed by ENDESA.

FIVE.                                      TERM

This term of this agreement shall be from the date of subscription and payment of the Shares until the date on which the formalities for the transfer of the Shares have been carried out at the time of exercising the options. Once the options have been exercised, as set forth in sections 2.1.3 and 2.2.3 of this agreement, without such transfer having taken place, this agreement shall be deemed null and void.

For the purpose of calculating the terms set forth in this agreement, if the expiration date of any of the terms is a non-working day, it shall be deemed that such term shall expire on the following working day.

SIX.                                        NOTICES

The addresses for the purpose of notification between the parties referred to in this agreement are expressly agreed and listed below, unless any changes occur, which must be notified to the other party in writing at least 15 days prior to such change taking place.

ENDESA

For the attention of Mr. Antonio Redondo Cuesta

Address: Príncipe de Vergara 187 Madrid

Tel: 91 213 00 00

BSCH

For the attention of Mr. Javier Laborda Fuerte

Address: Plaza de Canalejas no. 1

Tel: 91 558 11 11

SEVEN.                                  REPRESENTATIONS AND GUARANTEES

As an essential part of this agreement, the parties represent and guarantee that:

(i)             They hold full capacity and have granted the appropriate authority in the suitable manner to sign and fulfill this agreement and the clauses thereof in the same terms, and that once signed, undertake a valid and binding obligation thereto, which shall be fully enforceable against them, and there shall be no impediment whatsoever for the judgments by the Courts not to be acknowledged and enforced, which they shall be subject to by virtue of Clause Eleven of this agreement.

(ii)          Signing this agreement and the fulfillment of the obligations therein shall not imply any infringement of any provision in its By-laws or any corporate agreement, or the breach of any other agreement or contract with third parties, or of any order, decree, public or private legal rule or judgment by any Court or Tribunal or Public Authorities to which the parties are subject or with respect to which they may be bound due to the authorization, fulfillment or performance of this agreement. The representation made hereby shall be deemed as duly valid and in force during the whole term of this agreement.

EIGHT.                                   INDEMNITY

The parties reciprocally undertake to hold each other fully harmless for any loss, breach, claim or expense that could arise due to failure to fulfill any commitment or obligation undertaken in this agreement or that may arise due to any false or inaccurate representation or guarantee.

NINE.                                     NON-DISCLOSURE

The contents of this agreement and any information that the parties may become aware of by virtue of that stated herein, shall be deemed as strictly confidential and may not be revealed in any manner to third parties without the prior written consent of the parties.

The non-disclosure obligation set forth in this clause may not be claimed with respect to information that:

a.-           Is provided by the Parties to their advisors, attorneys, auditors or consultants, who however shall be notified of the confidential nature of the information.

b.-          Is already held, or has been revealed by other means to the party who receives it;

c.-           Is public, or has been made public;

d.-          Must be revealed based on an order, mandate, legal proceedings or an injunction made by a government or legal authority or any other kind of authority, in particular, with respect to the stock market.

TEN.                                       COSTS AND EXPENSES

The costs related to granting and authorizing this agreement by a Commissioner of Oaths, in addition to those incurred due to exercising the put and call options, as appropriate, or any other costs incurred by or resulting from the fulfillment of the commitments undertaken by the parties to this agreement, shall be at the expense of ENDESA.

If, in accordance with the applicable tax regulations, ENDESA is obliged to deduct or withhold any kind of tax or encumbrance or if BSCH is obliged to pay any tax related to the payments made by virtue of this agreement, with the exception of income tax, ENDESA must pay BSCH any additional amounts that may be required to make the net amount that ENDESA receives equivalent to the amount that it would have received had such payment not been subject to any deductions, payments or withholding, unless such deduction, payment or withholding may be recovered by BSCH, in which case, once such deduction, payment or withholding is effectively recovered, BSCH shall be bound to return the amounts effectively returned.

ELEVEN.                               ASSIGNMENT

In accordance with that set forth in the Agreement referred to in Recital One, ENDESA is aware of and expressly accepts the possibility that BSCH may partly or fully assign its rights in this agreement, with the exception of the ownership of the Shares, in favor of other financial institutions located in the European Union, with the prior agreement of ENDESA, whose consent may not be refused without just cause and without this affecting the term and other conditions related to exercising the rights referred to in this document.

Should the aforementioned assignment actually take place, the institutions that, when appropriate, guarantee BSCH for the commitments undertaken by ENDESA in this agreement, shall be entitled to acquire the Shares, with no restriction whatsoever, if ENDESA fails to fulfill its purchase obligation set forth in section 2.2 above, and, as a result, being subrogated in the contractual position of BSCH in this agreement.

The rights and obligations referred to in this document may be freely transferred by ENDESA to any of its fully owned companies by means of written notification to BSCH within a minimum of seven (7) days and ENDESA shall continue to grant the joint and several guarantee for the fulfillment of all the obligations related to this agreement, in particular, with respect to payment.

TWELVE.                              JURISDICTION

This agreement is deemed to be of a commercial nature and shall firstly be governed by the Clauses contained herein and, for all that is not stipulated therein, the contracting parties shall refer to abide by the provisions of the Commercial Code and any additional provisions, regarding normal Spanish commercial uses and habits and otherwise that set forth in the Civil Code.

The parties agree that any doubt or dispute regarding the application or interpretation of this agreement shall be settled in good faith, by submitting them to the joint decision of the executive management of both companies, respectively.

In the event that an agreement cannot be reached by means of that stated in the previous paragraph, the parties agree that the dispute shall be settled by legal arbitration entrusted to the Civil and Commercial Court of Arbitration (CIMA) of Madrid, pursuant to its By-laws. The decision must be adopted within six (6) months after the arbitrator accepts his/her appointment. The parties undertake to faithfully and promptly fulfill the decision adopted by such arbitrator.

THIRTEEN.                           PUBLIC DEED

This agreement shall be authorized in a public deed or by another authorized public document at the request of either of the parties, including any clauses that may be necessary to provide it with the power of enforcement, when appropriate, and all the expenses, rights and taxes that may be accrued by virtue of such authorization shall be at the expense of ENDESA, and the requested party shall be bound to authorize the relevant document within five working days after the receipt of such request. In the case of BSCH, such request and subsequent obligation by ENDESA to authorize this agreement in a public deed may only be carried out when ENDESA has undergone substantial losses in its equity or when the company’s solvency level has significantly decreased.

In witness whereof, regarding all the foregoing, the contracting parties have read this agreement, accept, ratify and sign it in two copies, which the parties state they have received in this procedure, in the place and on the date stated ut supra.

[Illegible Signature]	[Illegible Signature]
pp	pp
ENDESA, S.A.	BANCO SANTANDER
CENTRAL HISPANO, S.A.

SCHEDULE TO THE PUT AND CALL OPTION AGREEMENT BETWEEN ENDESA, S.A AND BANCO SANTANDER CENTRAL HISPANO, S.A., IN MADRID, ON JUNE 13, 2001.

In Rome, on September 20, 2001.

BY AND BETWEEN

On the one side, Mr. Jesús Olmos Clavijo, of legal age, married, with address at, Principe de Vergara number 187, Madrid.

On the other side, Mr. José Manuel Arroyo Botija, of legal age, with address at, Plaza de Canalejas number 1, Madrid.

ACTING

Mr. Jesús Olmos Clavijo, in his position as attorney-in-fact and in the name and on behalf of the company ENDESA, S.A. (hereinafter referred to as “ENDESA”), with registered offices at, Principe de Vergara number 187, Madrid, a company duly incorporated and recorded in the Companies Registry of Madrid, with Tax Identification Code number A-28023430. He acts hereby by virtue of the power of attorney deed authorized by the Notary Public of Madrid, Mr. Santiago Rubio Liniers, on July 31, 2000, with number 1792 of his records, duly recorded in the Companies Registry of Madrid.

Mr. José Manuel Arrojo Botija, in his position as attorney-in-fact and in the name and on behalf of the company BANCO SANTANDER CENTRAL HISPANO, S.A. (hereinafter referred to as “BSCH”), with registered offices at Paseo de Pereda 9-12, Santander, a company duly incorporated and recorded in the Companies Registry of Cantabria, with Tax Identification Code number A-39000013. He acts hereby by virtue of the power of attorney deed authorized by the Notary Public of Santander, Mr. José María Prada Diez, on February 26, 1999, with number 643 of his records, duly recorded in the Companies Registry of Cantabria.

In the positions in which they act, the parties acknowledge that they hold sufficient legal capacity to enter into this Schedule to the Put and Call Option Agreement stated ut supra, and as recitals set forth the following:

WITNESSETH

1.-     Whereas, by virtue of the agreement stated ut supra, ENDESA and BSCH agreed to undertake a Put and Call Option Agreement regarding each and all of the shares that BSCH holds (hereinafter referred to as the “Shares”), whether directly or indirectly, in the company Elettrogen, S.p.A.. The parties are aware of the contents and conditions thereof and thus they need not be repeated hereby.

II. -    Whereas, it was agreed upon in section 3.3. of Clause Three of the aforementioned agreement that on the date the Shares, object of the Put and Call Option, were fully subscribed and paid up, the date of acquisition, the number of the shares to be assigned, their par value, the price for subscription and any other matters related to the Shares, would be put in writing by means of this Schedule to the Agreement.

III.-  Whereas, in view of the fact that the circumstance stipulated in the previous Recital has taken place by means of the purchase by BSCH of the shares in the company Endesa Holding Italia, S.R.L., the full owner of the shares in “Endesa Italia, s.r.l.”, which, in turn, is the owner of all the shares in “Elettrogen S.p.A.”, and for the purpose of documenting and recording the aforementioned subscription and payment of the Shares, as well as to remedy the error present in the formula set forth in section 2.1.4 of Clause Two of the Agreement, both parties carry out the formalities for this Schedule to such Agreement, which shall be subject to the following:

CLAUSES

ONE. - The parties acting hereby state that the Shares, which have been fully subscribed and paid up by BSCH under the Put and Call Option Agreement stipulated above, are those described below:

DATE FOR SUBSCRIPTION AND PAYMENT:

4,000 Shares: Subscribed and paid up at the time of incorporation of the company, authorized by the Notary Public of Milan, Mr. Stefano Rampolla, on September 14, 2001.

280,320,000 Shares: Subscribed and paid up on September 19, 2001, by virtue of a resolution adopted at the General Shareholders’ Meeting, held on September 17, 2001, to increase the capital, the formalities of which were authorized by the Notary Public of Milan, Mr. Zabban.

In order to determine the price stipulated in section 2.1.4. of the Agreement, to which this document is a schedule, to exercise the Put and Call Option, it is deemed that the subscription of each of the Shares, for the purpose of determining the Initial Price, shall be the result of dividing the total purchase price (876,004,000 Euros) by the total number of shares to be acquired (280,324,000), and the date for subscription and payment shall be deemed to be the September 19, 2001.

THE ISSUING INSTITUTION:

Endesa Holding Italia S.R.L. is a company that was incorporated on September 14, 2001, by the Notary Public of Milan, Mr. Stefano Rampolla, with number 1332 of his records, with registered offices at Largo Donegani number 2, in Milan (Italy) and Tax Identification Code number 03251970962. It is recorded in the Companies Registry of Milan with number 1660882.

NUMBER OF SHARES TO BE ACQUIRED:

280,324,000 Shares, duly recorded in the Shareholders’ Register Book of the issuing institution.

PAR VALUE:

1 Euro per Share for the first 4,000 shares subscribed and 1 Euro plus an issue premium of 2.125 Euros for the remaining 280,320,000 Shares.

TOTAL PURCHASE PRICE:

876,004,000 Euros.

TWO. - Likewise, at the time of signing this Schedule, ENDESA and BSCH agree to remedy the error made when drawing up the formula set forth in section 2.1.4. - Price for Exercise of the Agreement stated ut supra. The following formula shall be applicable hereinafter:

t=n
Initial Price x	(1+it)
t=1

In which the following items shall mean:

Initial Price: This is the balance obtained from multiplying the subscription price of each of the Shares, which have been subscribed by BSCH, by the number of Shares that BSCH may transfer from time to time.

n: This means each of the annual periods or parts of the year that have elapsed since the date on which the Shares were paid up by BSCH until the date on which ENDESA acquires the Shares, by means of exercising the Put or Call Option.

it: [Euriborn + Margin]x D/360n

Both the definition of the Euribor interest rate, the applicable margin and other covenants set forth in section 2.1.4. of Clause Two of the Agreement stated ut supra, shall remain the same.

Therefore, such section shall only be modified to the extent stated above, to take effect from the date on which the formalities of the Agreement, to which this document is a Schedule, are authorized.

THREE. - This document shall be deemed an integral part of the Put and Call Option Agreement stated above, the contents of which are ratified by the parties acting hereby. All the terms and conditions thereof shall remain fully in force, with no modifications whatsoever, except those made by virtue of this document, which do not imply a modifying novation or termination of such agreement.

FOUR. - Any costs incurred due to this document shall be at the expense of ENDESA.

In witness whereof, the parties hereby sign this Schedule in two copies, which they declare to have received in this procedure, in the place and on the date stated ut supra.

ENDESA, S.A.	BANCO SANTANDER
By the Attorney-in-fact	CENTRAL HISPANO, S.A.
By the attorney-in-fact

[illegible signature]	[illegible signature]

Mr. Jesús Olmos Clavijo	Mr. José Manuel Arrojo Botija